NO ACT / DC
P.E. 8-6-07

RECEIVED
2007 AUG 31 PM 3:34
SEC / MR

Act: 1934
Section: 13
Rule:
Public Availability: 8/9/2007

RECD S.E.C.
AUG 0 9 2007
1086

August 9, 2007



Response of the Office of Chief Counsel
Division of Corporation Finance

Re: T REIT, Inc. and T REIT Liquidating Trust
Incoming letter dated August 6, 2007

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Act, operates as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Company's shareholders approved the Plan of Liquidation to pursue the orderly disposition of the Company's remaining assets and wind down the Company's business;
- prior to its dissolution, the Company was current and timely in its reporting obligations under the Exchange Act;
- the Company filed articles of dissolution with the State Corporation Commission of Virginia and the effective date of the dissolution was July 23, 2007;
- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;
- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;
- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;
- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is

extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- neither the Trustee nor other persons affiliated with the Liquidating Trust or the Company will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;
- the Trustee will provide each holder of a beneficial interest in the Liquidating Trust with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K; and
- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,



Jeffrey S. Cohan
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2007

Mail Stop 3010

Rosemarie A. Thurston
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

RE: T REIT, Inc.
T REIT Liquidating Trust

Dear Ms. Thurston:

In regard to your letter of August 6, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston | Direct Dial: 404-881-4417 | E-mail: rosemarie.thurston@alston.com

Securities Exchange Act of 1934
Sections 12, 13 and 14

August 6, 2007

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey S. Cohan

Re: Request for No-Action Letter on behalf of T REIT, Inc. and T REIT Liquidating Trust

Dear Mr. Cohan:

Following up on our previous conversations, we are writing on behalf of our client, T REIT, Inc., a Virginia corporation (the "Company"), to request that the Division of Corporation Finance confirm that, under the circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the liquidating trust established in connection with completing the liquidation of the Company's assets (the "Liquidating Trust") does not register and report with respect to the units of beneficial interest in the Liquidating Trust under Sections 12(g) and 13, or comply with the proxy rules contained in Section 14, of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. BACKGROUND CONCERNING THE COMPANY AND THE LIQUIDATING TRUST

The Company was organized in December 1998. On April 28, 1999, the Company filed with the Commission a Registration Statement on Form S-11 (File No. 333-77229) to register the sale of its common stock, $.01 par value per share (the "Common Stock"), under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement was declared effective on February 22, 2000, and the Company commenced its initial public offering at that time. On April 30, 2002, the Company registered its Common Stock under Section 12(g) of the Exchange Act due to the fact that it had in excess of 500 record holders and $10 million in assets as of December 31, 2001. The initial public offering terminated on May 31, 2002, and the Company filed a post-effective amendment to its Registration Statement on June 4, 2002 to withdraw from registration the remaining unsold shares. The Company's Common Stock has never been listed for trading on any national securities exchange nor quoted on any quotation system, nor has any active secondary trading market developed for the Common Stock.

The Company was formed to acquire, manage, and invest in a diversified portfolio of real estate (or interests therein) comprised of office, industrial, retail and service properties. The Company completed its first property acquisition in September 2000, and the Liquidating Trust, as successor to the Company, currently owns an interest in one real estate investment.

The Company operated as a real estate investment trust ("REIT") for federal and state income tax purposes. To maintain its REIT status, the Company was required to distribute annually at least 90% of its REIT taxable income, as defined by the Internal Revenue Code of 1986, as amended (the "Code"), to its shareholders, among other requirements. If the Company failed to qualify as a REIT in any taxable year, it would be subject to federal income tax at regular corporate tax rates. As of June 30, 2007, the Company was in compliance with all relevant REIT requirements.

The Company was advised by Triple Net Properties, LLC ("Triple Net Properties" or the "Advisor"),[1] which managed the Company pursuant to the terms of an advisory agreement (the "Advisory Agreement"). The Advisor was primarily responsible for managing the Company's day-to-day operations and assets, subject to the supervision of the Company's board of directors. The Advisory Agreement expired on February 22, 2005, and was not renewed for another consecutive one-year term. However, the Advisor continued to manage the Company on a month-to-month basis pursuant to the terms of the Advisory Agreement. The Advisor engaged affiliated entities to provide various services for the Company's properties.

The Company was the sole general partner of T REIT, L.P., the Company's operating partnership (the "Operating Partnership").[2] Pursuant to the partnership agreement of the Operating Partnership, Triple Net Properties owned an interest as a special limited partner in the Operating Partnership pursuant to which it was entitled to receive 15% of certain distributions from the Operating Partnership (the "Special Limited Partner Interest"). The Operating Partnership did not have any limited partners other than Triple Net Properties. On January 21, 2005, the board of managers of Triple Net Properties agreed to waive the right to receive distributions payable to it with respect to the Special Limited Partner Interest.

Plan of Liquidation

A special committee of the Company's board of directors (the "Special Committee") and the full board of directors of the Company approved a plan of liquidation (the "Plan of Liquidation") on February 22, 2005 and June 3, 2005, respectively, which was thereafter approved by the shareholders of the Company at the annual meeting held on July 27, 2005.

The Plan of Liquidation authorized the sale of any and all of the Company's assets without further approval by the shareholders and provided that liquidating distributions be made to the shareholders as determined by the board of directors. The Plan of Liquidation further provided that if the Company was not able to sell its assets and satisfy its liabilities within 24 months of the shareholder approval of the Plan of Liquidation (i.e., July 27, 2007), the Company could transfer and assign its assets to a liquidating trust without further approval by the shareholders.

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[1] Effective as of November 16, 2006, Triple Net Properties became a wholly owned subsidiary of NNN Realty Advisors, Inc., a newly formed Delaware corporation. The owners of Triple Net Properties exchanged their ownership interests in Triple Net Properties for shares of the common stock of NNN Realty Advisors and cash. However, Triple Net Properties continued to be the Company's Advisor.

[2] The Operating Partnership was never subject to the reporting requirements of the Securities Act or the Exchange Act.

In accordance with the Plan of Liquidation, the Company terminated its share repurchase plan, all outstanding options were cancelled and the Advisor waived the right to receive any distributions that the Advisor was or may have been entitled to receive from the Operating Partnership. The Company adopted a liquidation basis of accounting as of June 30, 2005 and for all periods subsequent to June 30, 2005.

The Advisor continues to manage the sole remaining real estate investment held by the Liquidating Trust to control operating expenses and maximize income. However, due to the adoption of the Plan of Liquidation, the Company did not acquire and the Liquidating Trust will not acquire any new assets, and is focused on liquidating its one remaining real estate investment. Since the shareholders of the Company approved the Plan of Liquidation, the Company liquidated its position in nine real estate investments, leaving the Liquidating Trust with one remaining real estate investment to liquidate.

On May 10, 2007, the Company's board of directors and the Special Committee authorized the transfer of assets to the Liquidating Trust, and on June 18, 2007, the Company's board of directors and the Special Committee authorized additional actions related to the formation of the Liquidating Trust. If the assets and liabilities of the Company were not transferred to a liquidating trust by July 27, 2007, the deadline set forth in the Plan of Liquidation, the Company would not be able to take advantage of the dividends paid federal tax deduction for distributions made after the Plan of Liquidation was approved. If the Company were not permitted to take these deductions, it would become subject to federal income tax on such distributions. A liquidating trust agreement was executed on July 16, 2007 (the "Liquidating Trust Agreement"), and all of the assets of the Company were transferred to the Liquidating Trust, and all of the liabilities of the Company were assumed by the Liquidating Trust, on July 20, 2007.

In addition, pursuant to a redemption agreement executed in connection with the formation of the Liquidating Trust, the Operating Partnership redeemed the Special Limited Partner Interest in exchange for a payment of $1.00 to Triple Net Properties. After the redemption, the Company held 100% of the outstanding partnership interests in the Operating Partnership. The Operating Partnership was dissolved on July 20, 2007 in connection with the formation of the Liquidating Trust, and all of its assets and liabilities were distributed to the Company immediately before the transfer of the Company's assets to, and the assumption of the Company's liabilities by, the Liquidating Trust.

Immediately after the formation of the Liquidating Trust, the Company filed articles of dissolution with the State Corporation Commission of Virginia, and the Company's dissolution became effective on July 23, 2007. Pursuant to Section 13.1-745 of the Virginia Stock Corporations Act, a dissolved corporation continues its existence but may not carry on any businesses except that appropriate to wind up and liquidate its business and affairs. Once this winding up process is complete, the Company will file articles of termination of corporate existence, and the corporate existence of the Company will cease upon the issuance of a certificate of termination of corporate existence by the Commonwealth of Virginia.

Current Assets and Liabilities

As a result of the ongoing disposition of the Company's real estate assets, the only remaining assets of the Company transferred to the Liquidating Trust were the following:

1. *Real Property.* The Company owned a 10.3% interest in an office building in Chicago, Illinois through its ownership interest in T REIT Congress Center, LLC. The total mortgage debt on this property was approximately $96,706,000 as of June 30, 2007, and the Company's portion of this mortgage debt was approximately $9,961,000 for the same period.

2. *Cash*. The Company held approximately $721,000 in cash for the purpose of satisfying any unknown, contingent liabilities.

3. *Other Assets*. The Company held approximately $3,000 in net accounts receivable and had recorded $732,000 in receipts in excess of estimated costs associated with the liquidation of the Company. The interests in T REIT Amberoaks GP, LLC and T REIT Titan Plaza GP held by the Company solely represent the right to receive the remaining distributions with respect to properties that have previously been liquidated. The amounts of such distributions are included in the $732,000 of recorded receipts in excess of estimated costs.

Except for the mortgage debt on the Company's real property investment and the estimated liquidation costs, the Company did not have any known liabilities. However, the Company made customary representations and warranties in connection with the sale of its commercial real estate assets regarding the condition of the properties. The Company had no reason to believe any of the representations or warranties are untrue or would result in any liability on behalf of the Company. In addition, the Company and the Advisor are parties to litigation alleging that they willfully and intentionally interfered with an agreement between third parties to sell real property. The court granted the Company's motion for summary judgment to dismiss the claims against the Company and the Advisor on August 8, 2005, but an appeal of the ruling is still pending.

Liquidating Trust

On July 16, 2007, the Company formed the Liquidating Trust pursuant to the Liquidating Trust Agreement and in accordance with the Plan of Liquidation. On July 20, 2007, the Company transferred its then remaining assets and liabilities to the Trustee (as hereinafter defined) to hold in trust pursuant to the Liquidating Trust Agreement. The purpose of the Liquidating Trust is to wind up the affairs of the Company, liquidate the Company's remaining assets, distribute the proceeds therefrom to the holders of beneficial interests and pay any liabilities, costs and expenses of the Company or the Liquidating Trust.

In accordance with the Plan of Liquidation and the Liquidating Trust Agreement, on July 16, 2007 (the "Record Date"), the Company's stock records were closed and each shareholder of the Company on the Record Date automatically became the holder of one unit of beneficial interest in the Liquidating Trust for each share of the Company's Common Stock then held of record by such shareholder. On the Record Date, there were 1,992 holders of the Company's Common Stock. On July 20, 2007, after the transfer of the Company's assets and liabilities the Liquidating Trust, all outstanding shares of the Company's Common Stock were deemed cancelled. Shareholders of the Company on the Record Date were not required to take any action to receive beneficial interests in the Liquidating Trust. The rights of beneficiaries in the Liquidating Trust are not represented by any form of certificate or other instrument. Rather, the Trustee (as hereinafter defined) maintains a record of the name and address of each beneficiary and such beneficiary's aggregate units of beneficial interest in the Liquidating Trust. Subject to certain exceptions related to transfer by will, intestate succession or operation of law, the beneficial interests in the Liquidating Trust are not transferable, nor does a beneficiary of the Liquidating Trust have authority or power to sell or in any other manner dispose of any such beneficial interests. Units of beneficial interest in the Liquidating Trust are not listed on any exchange or quoted on any quotation system.

The initial trustee (the "Trustee") of the Liquidating Trust is W. Brand Inlow, who was an independent director of the Company and chairman of its board of directors. Successor trustees may be appointed to administer the

Liquidating Trust in accordance with the terms of the Liquidating Trust Agreement. It is expected that from time to time the Liquidating Trust will make distributions of its assets to beneficiaries, but only to the extent that such assets will not be needed to provide for the liabilities (including contingent liabilities) assumed by the Liquidating Trust.

After the cancellation of the Company's Common Stock on July 20, 2007, the Company filed a Form 15 with the Commission to terminate the registration of its Common Stock under the Exchange Act and cease filing periodic reports with respect thereto. The Company filed Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act. The Company was eligible to rely on these rules because (1) the Company no longer has any record holders of its Common Stock; (2) the Company had timely filed all reports required by Section 13(a) of the Exchange Act during the three most recently completed fiscal years and through the date that the Form 15 was filed;[3] and (3) no registration statement relating to the Company's Common Stock became effective during 2007, nor was any registration statement previously filed by the Company required to be updated during 2007 pursuant to Section 10(a)(3) of the Securities Act.

Terms of the Liquidating Trust

The terms of the Liquidating Trust Agreement provide that beneficial interests in the Liquidating Trust may not be transferred; provided that such beneficial interests may be assignable or transferable by will, intestate succession, or operation of law. The Liquidating Trust Agreement provides that neither the Trustee nor any affiliate of the Trustee will take any action to facilitate or encourage any trading in beneficial interests in the Liquidating Trust or in any instrument tied to the value of such beneficial interests such as due bill trading. Anyone affiliated with the Company or the Liquidating Trust will also agree not to take any such action.

The Liquidating Trust is organized for the sole purpose of winding up the affairs and liquidating the assets of the Company and will not continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of the assets of the Liquidating Trust. The Trustee is restricted to the holding, collection and sale of the Liquidating Trust's assets and the payment and distribution of the proceeds thereof in accordance with the terms of the Liquidating Trust Agreement.

The existence of the Liquidating Trust will terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration of a period of three years from the date assets are first transferred to such Liquidating Trust. The existence of the Liquidating Trust may, however, be extended beyond the three-year term if the Trustee then determines that an extension is reasonably necessary to fulfill the purpose of the Liquidating Trust and, prior to such extension, the Trustee shall have requested and received additional no-action assurances from the Commission.

The Trustee of the Liquidating Trust is required to issue annual reports to the beneficiaries showing the assets and liabilities of such Liquidating Trust at the end of each year and the receipts and disbursements of the Trustee with respect to such Liquidating Trust for each year. The annual reports will also describe the changes in the Liquidating Trust's assets and liabilities during the reporting period. The financial statements contained in such reports will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by an independent registered public accounting firm. The annual reports furnished to the beneficiaries will be filed with the Commission under cover of Form 10-K

[3] Since the filing of the Form 15 by the Company, the Liquidating Trust has timely filed all reports required to be filed through the date of this letter.

using the Commission file number of the Company. Mr. Inlow will sign and file a certification with respect to the annual reports in the form attached hereto as Exhibit A.[4] In this regard, the attached certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

- *Signatures:* Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications will be met by the Trustee and all references in the certifications are solely to the Trustee.

- *Board and Audit Committee:* The Liquidating Trust does not have a board of directors or an audit committee and therefore all references to the board of directors and audit committee have been deleted.

- *Statement of Operations:* The financial statements of the Liquidating Trust will be provided on a liquidation basis and will therefore not include a statement of operations; all references to the results of operations have been deleted and replaced by references to changes in financial condition.

- *Internal Controls:* The references in Section 4 of the certification to internal controls over financial reporting and the design of such internal controls will be included in certifications accompanying annual reports at such time as such references would be required to be included by a registrant under the provisions of Rule 13a-15 under the Exchange Act.

The Trustee will cause the Liquidating Trust to file with the Commission current reports under cover of Form 8-K using the Commission file number for the Company whenever an event with respect to the Liquidating Trust occurs that would require the filing of Form 8-K by a company registered under the Exchange Act or whenever a material event relating to such Liquidating Trust's assets or liabilities has occurred and a copy of each such report will be sent to all holders of beneficial interests in the Liquidating Trust. It is not presently contemplated that the Liquidating Trust will provide beneficiaries with quarterly reports and, therefore, no quarterly reports will be filed under cover of Form 10-Q for the Liquidating Trust.

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[4] Mr. Inlow has been charged with day-to-day administration and management of the Liquidating Trust and its assets. In addition, he is responsible for maintaining the accounting books and records of the Liquidating Trust. Mr. Inlow is performing the functions of the chief executive officer and chief financial officer of the Liquidating Trust in his capacity as Trustee. While the Company's Advisor will continue to assist with the management of the Liquidating Trust's property, the Advisor will play no greater a role in managing the affairs of the Liquidating Trust than it played with the Company, and the Advisor was not required to sign a Section 302 certification for the Company. Accordingly, Mr. Inlow is the appropriate person to sign the certification on behalf of the Liquidating Trust pursuant to the interpretive guidance provided by the staff of the Commission (See *Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, November 8, 2002*).

II. ANALYSIS

The Commission or its staff has in the past consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: *Cygnus, Inc.* (Pub. Avail. March 27, 2006); *FORE Holdings, LLC and FORE Holdings Liquidating Trust* (Pub. Avail. Dec. 1, 2005); *Shelbourne Properties et al.* (Pub. Avail. Apr. 29, 2004); *Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts* (Pub. Avail. June 18, 2003); *PLM Equipment Growth Fund III, Liquidating Trust* (Pub. Avail. June 9, 2003); *Wilmington Trust Company et al.* (Pub. Avail. Feb. 26, 2003); and, *Burnham Pacific Properties, Inc. and BPP Liquidating Trust* (Pub. Avail. June 21, 2002).

The Liquidating Trust will operate exclusively to liquidate its remaining assets, pay its expenses and obligations and distribute cash to the holders of its beneficial interests. It will not operate in any capacity to acquire additional investments. Units of beneficial interest in the Liquidating Trust will not be listed on any exchange and will not be actively traded.

It is our opinion that the Liquidating Trust will not be an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act. The Liquidating Trust will operate solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate upon the complete distribution of the trust corpus or the expiration of a period of three years from the date the assets were first transferred to it. Except as may be necessary to complete the liquidation of the assets held in trust, the Liquidating Trust will not continue or engage in the conduct of any trade or business. No certificates will be issued to represent the beneficial interests in the Liquidating Trust and such beneficial interests will not be transferable. Due to the restriction on transfer, there is no market for the beneficial interests in the Liquidating Trust and, consequently, no need for the general public to have the type of information about the Liquidating Trust required by Section 13 of the Exchange Act or the proxy rules. Nevertheless, beneficiaries of the Liquidating Trust will continue to receive periodic reports under cover of Forms 10-K and 8-K. In addition, the Trustee of the Liquidating Trust will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A. The Commission or its staff has consistently accepted this position regarding the registration requirements of liquidating trusts. See, e.g., *Cygnus, Inc., supra; FORE Holdings, LLC and FORE Holdings Liquidating Trust, supra; Shelbourne Properties et al., supra; Wilmington Trust Company, as Trustee, and AFG Investment Liquidating Trusts, supra; PLM Equipment Growth Fund III, Liquidating Trust, supra; Wilmington Trust Company et al., supra; and Burnham Pacific Properties, Inc. and BPP Liquidating Trust, supra.*

In addition, compliance with the reporting obligations of the Exchange Act and the proxy rules would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of beneficial interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would further decrease the proceeds available for distribution. Further, holders of beneficial interests will receive annual statements from the Trustee and will be provided with other annual and current reports as deemed necessary by the Trustee, filed on Form 10-K or 8-K, as appropriate. Annual reports will contain information for a company in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles. As discussed above, the Trustee will sign and file a certification in his individual capacity with respect to the annual reports in the form attached hereto as Exhibit A.

Therefore, because (i) there will be no market, public or private, for beneficial interests in the Liquidating Trust, (ii) the Trustee of the Liquidating Trust will keep beneficiaries of the Liquidating Trust informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, and (iii) the reporting obligations under the Exchange Act would place an unreasonable financial burden on the Liquidating Trust, it is our opinion that no registration of the beneficial interests in the Liquidating Trust is required under the Exchange Act, and that there is no need for the Liquidating Trust to file quarterly reports on Form 10-Q, to include audited financial statements in its annual reports on Form 10-K or to comply with the proxy rules. Not requiring the Liquidating Trust (i) to file quarterly reports, (ii) to file annual reports that contain audited financial information or (iii) to comply with the proxy rules would not be inconsistent with the protection of investors as the beneficial interests of the Liquidating Trust will not be traded and holders thereof will be kept informed of material fiscal developments through annual and current reports. As such, the Company believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. CONCLUSION AND REQUEST FOR NO-ACTION RELIEF

Based on the foregoing, we respectfully request the Division of Corporation Finance to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and comply with the reporting requirements thereunder in the manner proposed above.

If you have any questions with respect to this request or require any additional information, please contact the undersigned at (404) 881-4417.

Sincerely yours,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Exhibit A
Certification

I, W. Brand Inlow, certify that:

1. I have reviewed this annual report on Form 10-K of T REIT Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition and changes in financial condition and cash flows of the Liquidating Trust as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))* for the Liquidating Trust and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;*

c. Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the

Liquidating Trust's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

Date: __________

____
W. Brand Inlow
Trustee

*To be included at such time as required to be included pursuant to the provisions of Rule 13a-15 under the Exchange Act.

END